SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7 )





                               HON INDUSTRIES INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                   438092 10 8
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                                 (CUSIP Number)


                                December 31, 2003
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1 (b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 438092 10 8
---------------------

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1.   NAMES OF REPORTING PERSONS   Terrence L. Mealy

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) -

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                       (b) [ ]

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3.   SEC USE ONLY


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4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES

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NUMBER OF                  5.     SOLE VOTING POWER                  0
SHARES
                           -----------------------------------------------------
BENEFICIALLY               6.     SHARED VOTING POWER        3,435,313
OWNED BY
                           -----------------------------------------------------
EACH                       7.     SOLE DISPOSITIVE POWER             0
REPORTING
                           -----------------------------------------------------
PERSON WITH                8.     SHARED DISPOSITIVE POWER   3,435,313

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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,435,313

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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     5.9%
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12.  TYPE OF REPORTING PERSON*
     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 438092 10 8
---------------------

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1.   NAMES OF REPORTING PERSONS   Loretta B. Mealy

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) -

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                       (b) [ ]

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3.   SEC USE ONLY


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4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES

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NUMBER OF                  5.     SOLE VOTING POWER                  0
SHARES
                           -----------------------------------------------------
BENEFICIALLY               6.     SHARED VOTING POWER        3,435,313
OWNED BY
                           -----------------------------------------------------
EACH                       7.     SOLE DISPOSITIVE POWER             0
REPORTING
                           -----------------------------------------------------
PERSON WITH                8.     SHARED DISPOSITIVE POWER   3,435,313

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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,435,313

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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     5.9%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:

               Hon Industries Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               414 East Third Street
               Muscatine, Iowa 52761

Item 2(a).     Name of Person Filing:

               Terrence L. Mealy
               Loretta B. Mealy

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               301 East Second Street
               Muscatine, Iowa 52761

Item 2(c).     Citizenship:

               United States

Item 2(d).     Title of Class of Securities:

               Common Stock

Item 2(e).     CUSIP Number:

               438092 10 8

Item 3.        Filing Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

               Not Applicable

Item 4.        Ownership:

               (a)  Amount beneficially owned: 3,435,313

               (b)  Percent of class: 5.9 %

               (c)  Number of shares as to which such person has:
                    (i)   Sole power to vote or to direct the vote 0

                    (ii)  Shared power to vote or to direct the vote 3,435,313

                    (iii) Sole power to dispose or to direct the disposition of
                          0

                    (iv) Shared power to dispose or to direct the disposition of 3,435,313

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

               Not Applicable

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable

Item 9.        Notice of Dissolution of Group.

               Not Applicable

Item 10.       Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   February 27, 2004


                                            /s/  Terrance L. Mealy
                                            -----------------------------------
                                                 Terrence L. Mealy





Dated:   February 27, 2004


                                            /s/ Loretta B. Mealy
                                            -----------------------------------
                                                Loretta B. Mealy